NEWMARKET GOLD INC.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 25, 2016

Dated April 7, 2016

NEWMARKET GOLD INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Newmarket Gold Inc. (the "Company") will be held at TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, M5X 1J2 on Wednesday, the 25th day of May, 2016, at 4:00 p.m. (Toronto time) for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company as at and for the years ended December 31, 2015 and 2014, together with the report of the auditors thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants as auditor of the Company and authorize the board of directors to fix their remuneration;

4.	to transact such further or other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

This notice is accompanied by a form of proxy, a management information circular (the “Circular”), and the audited consolidated financial statements of the Company as at and for the years ended December 31, 2015 and 2014. Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company have fixed the close of business on April 11, 2016 as the record date for the Meeting, being the date for the determination of the registered holders entitled to notice and to vote at the Meeting and any postponement(s) or adjournments(s) thereof.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof in person are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof. The board of directors of the Company has by resolution fixed 4:00 p.m. (Toronto time) on May 20, 2016 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting as the time by which proxies to be used or acted upon shall be deposited with the Company’s transfer agent, in accordance with the instructions set forth in the accompanying Circular and the form of proxy. The Chairman of the Meeting may waive or extend the proxy deadline without notice.

DATED at Toronto, Ontario as of the 7th day of April, 2016
BY ORDER OF THE BOARD

(Signed) “Douglas B. Forster”
President, Chief Executive Officer and Director

MANAGEMENT INFORMATION CIRCULAR

APRIL 7, 2016

Solicitation of Proxies

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by management of Newmarket Gold Inc. (“Newmarket Gold” or the “Company”) for use at the annual general meeting (the “Meeting”) of holders of common shares (the “Common Shares”) of the Company to be held at 4:00 p.m. (Toronto time) on May 25, 2016 at TMX Broadcast Centre 130 King Street West, Toronto, Ontario, M5X 1J2 and at any postponement(s) or adjournment(s) thereof for the purposes set forth in the accompanying notice of meeting (“Notice of Meeting”). References in this Circular to the “Meeting” include references to any postponement(s) or adjournment(s) thereof. It is expected that the solicitation will be primarily by mail, using notice and access; however, proxies may also be solicited through other means by employees, officers and directors of the Company. These persons will receive no compensation for such solicitation other than their regular fees or salaries. The cost of solicitation by management will be borne by the Company.

The board of directors of the Company (the “Board”) has, by resolution fixed the close of business on April 11, 2016 as the record date for the Meeting being the date for the determination of the registered holders of Common Shares entitled to notice of and to vote at the Meeting and any postponement(s) or adjournment(s) thereof. The Board has by resolution fixed 4:00 p.m. (Toronto time) on May 20, 2016 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement(s) or adjournment(s) of the Meeting, as the time by which proxies to be used or acted upon at the Meeting or any postponement(s) or adjournment(s) thereof shall be deposited with the Company’s transfer agent, TMX Equity Transfer Services Inc. The Chairman of the Meeting may extend or waive the proxy deadline without notice.

The Company shall make a list of all persons who are registered holders of Common Shares on the April 11, 2016 and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote on each matter to be acted on at the Meeting for each Common Share registered in his, her or its name as it appears on the list.

Unless otherwise stated, the information contained in this Circular is as of April 7, 2016. All dollar amount references in this Circular, unless otherwise indicated, are expressed in Canadian dollars.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company. A shareholder desiring to appoint some other person or entity to represent him, her or it at the Meeting may do so by inserting such person or entity’s name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the Company’s transfer agent, TMX Equity Transfer Services Inc., as indicated on the envelope accompanying the form of proxy not later than the time specified in the Notice of Meeting.

In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy given pursuant to this solicitation by depositing an instrument in writing (including another proxy bearing a later date) executed by the shareholder or by an attorney authorized in writing to TMX Equity Transfer Services Inc. at 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1 at any time up to and including the last business day preceding the day of the Meeting.

Voting of Proxies

The persons named in the form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such Common Shares will be voted in favour of the passing of all the resolutions described below. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As at the date hereof, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Non-Registered Holders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a holder who is not a registered shareholder (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary with whom the Non-Registered Holder deals in respect of the Common Shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans (an “Intermediary”); or (ii) in the name of a clearing agency (such as CDS & Co., of which the Intermediary is a participant). In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company will distribute copies of the Notice of Meeting, form of proxy and this Circular to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

In accordance with applicable securities law requirements, the Company will have distributed copies of the notice and access notification, a Voting Instruction Form (as defined below) and the supplemental mailing list (collectively, the “Mailed Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered shareholders, and posted this Circular and the accompanying Notice of Meeting on the website found at http://noticeinsite.tmxequity.com/NewMarketGoldASM2016. The Company is not sending the Mailed Materials directly to non-objecting beneficial owners. The Company intends to pay for Intermediaries to deliver the Mailed Materials to the objecting beneficial owners. See also “Notice and Access”, below, for further information.

Intermediaries are required to forward the Mailed Materials to the appropriate Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the “Voting Instruction Form”) which, when properly completed and, if applicable, signed by the Non-Registered Holder and returned to the Intermediary or the Company, as applicable, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives the Voting Instruction Form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the Voting Instruction Form and a form of legal proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the Voting Instruction Form.

Notice and Access

As a result of regulatory amendments to securities laws governing the delivery of proxy-related materials, public companies are permitted to advise their shareholders of the availability of the Circular on an easily-accessible website, rather than mailing physical copies. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and the Company’s carbon footprint, and it will also reduce the Company’s printing and mailing costs.

The Company has therefore decided to deliver this Circular to shareholders by posting it on http://noticeinsite.tmxequity.com/NewMarketGoldASM2016. This Circular and related meeting materials will also be available on SEDAR at www.sedar.com. All shareholders will also receive a notice and access notification which will contain information on how to obtain electronic and paper copies of this Circular in advance of the Meeting.

Shareholders who wish to receive paper copies of this Circular may request copies at no cost by calling toll-free at 1 (866) 393-4891 or, up to the date of the Meeting or any adjournment thereof, by contacting the Company at (604) 559-8040.

Requests for paper copies must be received by May 15, 2016 or at least ten days in advance of any date the Meeting is adjourned to, in order to receive this Circular in advance of the proxy and Voting Instruction Form deposit deadline (being 4:00 p.m. (Toronto time) on May 20, 2016, or 48 hours prior to any adjourned Meeting date). This Circular will be sent to such shareholders within three business days of their request, if such requests are made within the foregoing timeframe.

If you would like more information about the “notice-and-access” rules, please contact TMX Equity Transfer Services Inc., the Company’s registrar and transfer agent, toll-free at 1 (866) 393-4891.

Voting Securities and Principal Holder Thereof

The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As of April 7, 2016, the Company had 174,665,557 Common Shares issued and outstanding and no preferred shares issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting has been fixed at April 11, 2016. All such holders of record of Common Shares are entitled either to attend and vote in person at the Meeting the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent, TMX Equity Transfer Services Inc., within the time specified in the Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as at April 7, 2016, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Common Shares except for Luxor Capital Group LP and its affiliates, which hold an aggregate of 50,090,697 Common Shares, constituting approximately 28.7% of the issued and outstanding Common Shares.

Interest of Persons in Matters to be Acted Upon

No (a) director or executive officer of the Company who has held such position at any time since January 1, 2015; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

Overview of the Business and Corporate Structure

Newmarket Gold was formed pursuant to articles of arrangement on July 10, 2015 (the “Arrangement”), whereby Newmarket Gold Inc. (“Old Newmarket Gold”) amalgamated with Crocodile Gold Corp. (“Crocodile Gold”).

Newmarket Gold is a gold mining, development and exploration company with three 100% owned operating mines in Australia: the Fosterville Gold Mine and the Stawell Gold Mine in the State of Victoria and the Cosmo Gold Mine, which forms part of the Northern Territory Operations in the Northern Territory. The Company also owns the Maud Creek Gold Project, located in the Norther Territory, Australia, and the title to a mining lease in Point Leamington, located in north-central Newfoundland, Canada. The Company is based on a strong foundation of quality gold production from its three Australian mines, with over 200,000 ounces of gold produced annually. Newmarket Gold is dedicated to the developent of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base. Newmarket Gold also strives to enhance shareholder value through a disciplined approach to growth, which includes executing on a clearly defined gold asset consolidation strategy and by building gold reserves and resources while maintaining the high standards that the Newmarket Gold core values represent.

Newmarket Gold’s common shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “NMI”, and also on the OTCQX® operated by OTC Markets Group Inc under the symbol “NMKTF”.

Newmarket Gold’s head office is located at 1680-200 Burrard Street, Vancouver, British Columbia V6C 3L6 and its registered office is located at Scotia Plaza, 40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2.

Further information about Newmarket Gold can be found in the Company’s regulatory filings available on SEDAR at www.sedar.com and on the Company’s website at www.newmarketgoldinc.com.

Presentation of Financial Statements

The audited consolidated financial statements of the Company as at and for the years ended December 31, 2015 and 2014, together with the report of the auditors thereon, have been approved by the Board and will be presented at the Meeting. No vote of the shareholders is required with respect to this item of business.

Election of Directors

The Board presently consists of nine directors and it is intended to elect seven directors for the ensuing year. Messrs. Kevin Conboy and Robert Getz will not be standing for re-election to the Board at the Meeting. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the seven nominees whose names are set forth below.

The Company’s By-Laws contain an advance notice provision (the “Provision”) for nominations of directors by shareholders in certain circumstances. As of the date hereof, the Company has not received notice of any director nominations in connection with this year’s Meeting within the time periods prescribed by the Provision. Assuming no nominations are received by April 25, 2016, the only persons eligible to be nominated for election to the Board are the below nominees.

The following table sets forth information about each director nominee. Information regarding the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is based upon information furnished by the respective nominee and is as at the date hereof. Each director elected will hold office until the next annual meeting of shareholders of the Company, or any postponement(s) or adjournment(s) thereof, unless his office is earlier vacated or until his successor is elected or appointed.

Name and Residence	Position with the Company and Period Served as a Director	Principal Occupation	Number and Percentage of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly
Douglas B. Forster (4) British Columbia, Canada	President, Chief Executive Officer and Director since July 10, 2015

Director, Potash One Inc. from 2008 to 2011; Chairman, Calibre Mining Corp. from 2003 to present; Director, Edgewater Exploration Ltd. from 2011 to present; Director, Pinecrest Resources Ltd. from 2010 to present; President and Chief Executive Officer, Featherstone Capital Inc. from 2005 to present; President and Chief Executive Officer, Quarry Capital Corp. from 1994 to present.

2,056,533 (1.2%)
Blayne Johnson British Columbia, Canada	Executive Vice President and Director since July 10, 2015	Chairman of Featherstone Capital Inc. from 2005 to present.	2,056,533 (1.2%)
Raymond Threlkeld (1) (4) Virginia, United States	Director and Non-Executive Chairman since July 10, 2015	Corporate director and consultant on natural resource development; Director of New Gold Inc. since June 1, 2009; President and Chief Executive Officer of Rainy River Resources Ltd. from 2009 to 2013.	160,000 (0.1%)
Lukas Lundin Switzerland	Director since July 10, 2015

Businessman/mining executive; director and officer of a number of publicly traded resource- based companies, including Lundin Mining Corporation (since 1994), Lundin Petroleum AB (since 2001), Denison Mines Corp. (since 1997), Lucara Diamond Corp. (since 2007), Lundin Gold Inc. (since 2008), and NGEx Resources Inc. (since 1995).

933,600 (0.5%)
Randall Oliphant Ontario, Canada	Director since July 10, 2015	Executive Chairman of New Gold Inc. from 2009 to present.	1,609,634 (1.0%)
Edward Farrauto (1) (2) (3) British Columbia, Canada	Director since November 4, 2015	Chartered Professional Accountant; President, Sail View Capital Ltd. from February 1994 to present.	472,727 (0.3%)
Michael Vint British Columbia, Canada	April 6, 2016	Vice President of Endeavour Financial from 2012 to present, Vice President of Endeavour Mining from 2008 to 2011	Nil (0.0%)

Notes:

(1)	Member of the Corporate Governance Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Environment, Health & Safety Committee.
(5)

Mr. Kevin Conboy is currently a Member of the Compensation Committee, the Audit Committee and the Environment, Health & Safety Committee. Mr. Robert Getz is currently a Member of the Corporate Governance Committee, the Compensation Committee, the Audit Committee and the Environment, Health & Safety Committee. Messrs. Conboy and Getz will not be standing for re-election to the Board at the Meeting.

Corporate Cease Trade Orders

Other than as set forth below, no proposed director of the Company is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect fora period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. Vint was a director of Premium Exploration Inc. (“Premium”) from January 1, 2012 to January 22, 2015. On May 8, 2015, the British Columbia Securities Commission issued a cease trade order against Premium for failure to file financial statements and the associated management’s discussion & analysis for its financial year ended December 31, 2014. On May 25, 2015, the Ontario Securities Commission issued a cease trade order against Premium for failure to file financial statements, the associated management’s discussion & analysis and certifications for its financial year ended December 31, 2014. On August 7, 2015, the Alberta Securities Commission issued a cease trade order against Premium for failure to file financial statements, the associated management’s discussion & analysis and certifications for its financial year ended December 31, 2014 and financial statements, the associated management’s discussion & analysis and certifications for its interim period ended March 31, 2015. These cease trade orders against Premium are currently still in effect.

Bankruptcies and Other Proceedings

Other than as set forth below, no proposed director of the Company is, as at the date hereof, or has been within the 10 years prior to the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On January 31, 2014, Mr. Lukas Lundin resigned as a director of Sirocco Mining Inc. (“Sirocco”). At that time, Sirocco was a publicly-traded company and was financially solvent. Pursuant to a plan of arrangement completed on January 31, 2014, Canadian Lithium Corp. acquired Sirocco. The final step in the plan of arrangement transaction was the amalgamation of Canadian Lithium Corp. and Sirocco to form RB Energy Inc. (“RBI”).

On October 13, 2014, RBI announced that, among other things, the board of directors of RBI had approved a filing on October 14, 2014, for an Initial Order to commence proceedings under the Companies’ Creditors Arrangement Act (the “CCAA”) from the Quebec Superior Court. On October 15, 2014, RBI further announced that the Quebec Superior Court had issued an Amended and Restated Initial Order in respect of RBI and certain of its subsidiaries under the CCAA. RBI was then put under the protection of the Court. KPMG LLP was appointed monitor under the Court Order. The TSX delisted  RBI’s common shares effective at the close of business on November 24, 2014 for failure to meet the continued listing requirements of the TSX. Since that time, RBI’s common shares have been suspended from trading. On May 8, 2015, the Court appointed Duff & Phelps Canada Restructuring Inc. as receiver of RBI and its subsidiaries to administer and realize upon the assets of RBI.

No proposed director of the Company has, within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties and Sanctions

No proposed director of the Company has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important in deciding whether to vote for a proposed director.

Majority Voting Policy

The Company has adopted a majority voting policy to provide a meaningful way for the shareholders to hold individual directors accountable and to require the Company to closely examine directors that do not have the support of a majority of shareholders, on an annual basis. The policy provides that at each annual meeting of shareholders, forms of proxy for the election of directors will permit a shareholder to vote in favour of, or to withhold from voting, separately for each director nominee and that where a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Pursuant to the policy, such a nominee will forthwith submit his or her resignation to the Board, such resignation to be effective on acceptance by the Board. The Board will establish an advisory committee to which it shall refer the resignation for consideration. In such circumstances, the committee will make a recommendation to the Board as to the director’s suitability to continue to serve as a director after reviewing, among other things, the results of the voting for the nominee, and the Board will consider such recommendation. This policy does not apply where an election involves a proxy battle (i.e., where proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by the Board).

Following the Meeting, the Company will file on SEDAR at www.sedar.com a report of voting results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations disclosing the outcome of each matter voted upon at the Meeting and issue a press release including the detailed results of the vote for the election of directors.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia, for re-appointment as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia was first appointed as the auditors of the Company on July 10, 2015 following completion of the Arrangement.

The Board recommends that shareholders vote in favour of the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia and the authorization of the Board to fix their remuneration.

Corporate Governance Practices

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its stakeholders, particularly shareholders. The Company’s approach to issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The directors are kept informed regarding the Company’s operations at regular meetings and through reports and discussions with management on matters within their particular areas of expertise. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks that the Company faces.

The Company believes that its corporate governance practices are in compliance with applicable Canadian guidelines including National Policy 58-201 – Corporate Governance Guidelines. The Company has considered the applicable requirements and believes that its approach is appropriate and works effectively for the Company and its shareholders. The Company continues to monitor developments in Canada with a view to further revising its governance policies and practices, as appropriate.

The following is a description of the Company’s corporate governance practices, which has been prepared by the Corporate Governance Committee of the Board and has been approved by the Board.

The Board of Directors

The Board is currently comprised of nine directors, seven of whom are independent based upon the test for director independence set forth in National Instrument 52-110 – Audit Committees. Messrs. Farrauto, Threlkeld, Oliphant, Conboy, Getz, Vint and Lundin are independent directors. Mr. Forster is the President and Chief Executive Officer of the Company and Mr. Johnson is the Executive Vice President and accordingly, neither are independent directors. Messrs. Conboy and Getz will not be standing for reelection to the Board at the Meeting. See “Election of Directors” above.

Other Public Company Directorships

The following members of the Board currently hold directorships in other reporting issues as set forth below:

Name of Director	Name of Reporting Issuer	Market
Douglas B. Forster	Pinecrest Resources Ltd. Edgewater Exploration Ltd. Calibre Mining Corp.	TSX Venture TSX Venture TSX Venture
Blayne Johnson	Pinecrest Resources Ltd. Edgewater Exploration Ltd. Calibre Mining Corp.	TSX Venture TSX Venture TSX Venture
Raymond Threlkeld	New Gold Inc. Euromax Resources Ltd.	TSX, New York Stock Exchange TSX Venture, Pink Sheets

Name of Director	Name of Reporting Issuer	Market
Lukas Lundin	Lundin Gold Inc. Lucara Diamond Corp. Lundin Mining Corporation Lundin Petroleum AB NGEx Resources Inc.	TSX, Nasdaq Stockholm TSX, Nasdaq Stockholm TSX, Nasdaq Stockholm Nasdaq Stockholm TSX, Nasdaq Stockholm
Randall Oliphant	New Gold Inc. Franco-Nevada Corporation WesternZagros Resources Ltd.	TSX, New York Stock Exchange TSX, New York Stock Exchange TSX Venture
Edward Farrauto	Pinecrest Resources Ltd. Calibre Mining Corp.	TSX Venture TSX Venture
Michael Vint	Edgewater Exploration Ltd. DuSolo Fertilizers Inc.	TSX Venture Frankfurt, TSX Venture, Pink Sheets
Kevin Conboy (1)	None	Not Applicable
Robert Getz (1)	Haynes International Inc.	Nasdaq US

Note:

(1)	While both Mr. Conboy and Mr. Getz are currently members of the Board, they will not be standing for re-election to the Board at the Meeting.

The Independence of the Board

To facilitate the functioning of the Board independently of management, the following structures and processes are in place:

•	there are no members of management on the Board other than the President and Chief Executive Officer and the Executive Vice President;

•	the Board has appointed an independent non-executive Chairman to guide discussions of independent directors and discussions regarding governance matters generally;

•	members of management, including without limitation the President and Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the Board unless required;

•	each of the Audit Committee and Compensation Committee are comprised solely of independent directors;

•	under the by-laws of the Company, any two directors may call a meeting of the Board;

•	the President and Chief Executive Officer’s compensation is considered, in his absence, by the Compensation Committee at least once a year;

•	in addition to the standing committees of the Board, independent committees will be appointed from time to time, when appropriate; and

•	the Board policy is to hold “in camera” meetings with the independent directors at the end of each Board or committee meeting to the extent required.

Chairman

Mr. Threlkeld is the independent Chairman of the Board. Mr. Threlkeld is primarily responsible for: chairing Board meetings and being the spokesman for the Company at annual general meetings; establishing the agenda for Board meetings in consultation with the Chief Executive Officer; ensuring that the Board is participating in setting the aims, strategies and policies of the Company; making certain that the Board has the necessary information to ensure effective decision making and provide counsel for management; ensuring that administrative tasks such as timely circulation of Board papers are carried out; directing Board discussions so that there is effective use of time and that critical issues are discussed, including “in camera” discussions (without management) as required; understanding the boundaries between Board and senior management responsibilities; developing an on-going team relationship with the Chief Executive Officer and provide counsel when appropriate; being kept fully informed by the Chief Executive Officer of current events and on all matters which may be of interest to the Board; regularly reviewing with the Chief Executive Officer and other such members of senior management, progress on important initiatives and significant issues facing the Company; and participating in the annual performance review of the Chief Executive Officer.

Board Meetings

During the financial year ended December 31, 2015 and prior to completion of the Arrangement, Crocodile Gold held 2 board meetings. The attendance of each of the directors, based on the number of meetings each was eligible to attend, is as follows: Mr. Lamond (2/2), Mr. Faught (2/2), Mr. Tagliamonte (2/2), Mr. Conboy (2/2) and Mr. Getz (2/2).

During the financial year ended December 31, 2015 and prior to completion of the Arrangement, Old Newmarket Gold held 1 board meeting. The attendance of each of the directors, based on the number of meetings each was eligible to attend, is as follows: Mr. Forster (1/1), Mr. Johnson (1/1), Mr. Farrauto (1/1), Mr. Hurst (1/1), Mr. Lundin (1/1), Mr. Threlkeld (1/1), and Mr. Oliphant (1/1).

Subsequent to the completion of the Arrangement on July 10, 2015, Newmarket Gold held 4 Board meetings throughout the remainder of 2015. The attendance of each of the directors, based on the number of meetings each was eligible to attend, is as follows: Mr. Forster (4/4), Mr. Johnson (4/4), Mr. Farrauto (1/1), Mr. Lundin (4/4), Mr. Conboy (4/4), Mr. Threlkeld (4/4), Mr. Getz (4/4), Mr. Oliphant (4/4) and Mr. Vint (0/0).

In addition to the above, the Board will hold meetings of independent directors at the end of each of the Board meetings, to the extent requested or required. The attendance for those meetings of independent directors for Messrs. Faught, Tagliamonte, Conboy, Getz, Farrauto, Hurst, Lundin, Threlkeld, and Oliphant are as indicated above as they were conducted at each Board meeting.

Board Mandate

Each director of the Board is elected by the shareholders on an annual basis at the Company’s annual general meeting. Directors are deemed to have resigned from the Board on the date of the annual general meeting in each respective year. The Board has the authority to exercise all powers of the Company that are required by the Business Corporations Act (Ontario) or the articles of the Company. The Board is responsible for the oversight and review of:

•	the overall strategic planning process of the Company, including long-term strategies on operations, annual operating and capital plans, and consideration of short-term business opportunities;

•	identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

•	supervision of management, succession planning, including appointing, training and monitoring senior management;

•	a communications policy for the Company to facilitate communications with investors and other interested parties;

•	the integrity of the Company’s internal control and management information systems;

•

approving all significant policies and procedures and monitor compliance and to take reasonable steps to ensure the Company operates at all times within the applicable laws and regulations, and to the highest ethical and moral standards;

•	the integrity of operational and financial performance reporting system in accordance with the proper standards; and

•	act honestly and in good faith and in the best interests of the Company, ensuring all legal requirements are met and to manage and supervise the management of the affairs and business of the Company.

The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Environment, Health & Safety Committee.

Position Descriptions

The Company has developed terms of reference and position descriptions for each of the Chairman of the Board and the Chairman of each of the committees of the Board. The Company has also developed a position description for the Chief Executive Officer as well as for other officers and senior management of the Company.

The Chief Executive Officer is the executive directly responsible for the leadership and management of the Company and is appointed by the Board and reports directly to the Board. The Chief Executive Officer’s responsibilities include: actively engaging with the Board to ensure the initiatives of management are aligned with the direction and objectives for the Company as established by the Board; updating the Company’s strategic plan to achieve the corporate goals of the Company, and, provide regular progress reports against the plan to the Board; providing overall direction for the Company in order for it to implement agreed-upon strategies in order to meet corporate goals and objectives; in conjunction with the Executive Vice President, providing shareholder and investor communication and manage key investment banking and institutional relationships; making decisions in line with organizational goals; in conjunction with the Chief Operating Officer, overseeing the Company’s exploration, development and mining projects and administration; making decisions in conjunction with the Board regarding mineral project acquisitions and divestitures; creating and sustaining the organizational culture and environment needed to achieve the Company’s goals and objectives and recruit and retain a high performance operating team, including the hiring of key executive personnel; recommending senior executive appointments and terminations; overseeing day-to-day management and administration of the Company; and such other duties and responsibilities as may be assigned or vested in him by the Board from time to time and which are consistent with the duties and responsibilities of a President and Chief Executive Officer.

Orientation and Continuing Education

The Corporate Governance Committee is responsible for ensuring that new directors are provided with an orientation and education program, which includes written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. Directors are expected to attend all meetings of the Board and are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. The Board notes that it has benefitted from the experience and knowledge of individual members of the Board in respect of the evolving governance regime and principles. The Board ensures that all directors are aware of changes in the Company’s operations and business on a regular basis, including invitations to tour the Company’s mine sites in Australia.

The Board provides comprehensive information regarding the Company to new directors and continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand to meet their obligations as directors.

The Company also encourages senior management to participate in professional development programs and courses and supports management’s commitment to training and developing employees. Key areas of development and educational opportunities for senior management are identified during staff performance reviews conducted at least annually.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. A copy of the Code is available for review on the Company’s website at www.newmarketgoldinc.com, under the Company’s profile on SEDAR at www.sedar.com or may be obtained by request to the Chief Financial Officer of the Company at 200 Burrard Street, Suite 1680, Vancouver, BC, V6C 3L6.

The Code has been adopted by the Board and is monitored by the Corporate Governance Committee. The Code embodies the commitment of the Company to conduct business in accordance with all applicable laws, rules and regulations and high ethical standards, and documents the principles of conduct and ethics to be followed by the Company and its employees, consultants, officers and directors in all countries in which the Company operates. Its purpose is to promote conduct that reflects honesty, integrity and impartiality that is beyond doubt, including the ethical handling of actual or apparent conflicts of interest. All employees, consultants, officers and directors are also required to adhere to the Company’s Corporate Disclosure policy and Securities Trading Policy, and Whistleblower Policy. Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination.

The Corporate Governance Committee is responsible for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of it.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s directors, Chairman and Chief Executive Officer regarding any potential conflicts of interest.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which allows its directors, officers, consultants and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violations or concerns.

Any person with a concern as described above, may submit their concern directly to the Chair of the Audit Committee of the Company in writing or through a Whistleblower Hotline, unless the concern pertains to the Chair of the Audit Committee, in which case it will be made to the Chief Executive Officer. All reports may be made and will be treated on a confidential and anonymous basis. If an employee or consultant would like to discuss any matter with the Audit Committee, the employee or consultant should include this request in the submission as well as a telephone number at which he or she can be reached, should the Audit Committee deem such communication to be appropriate.

Concerns will be reviewed as soon as possible by the Audit Committee in the manner deemed to be appropriate based upon the merits of the submission and with the assistance and direction of whomever the Audit Committee thinks appropriate, which may include external legal counsel. The Audit Committee will convene, as appropriate, to review concerns and any impact on the Company’s financial statements and public reports. Such meetings to review concerns will be held without the Company or outside auditor personnel present, unless requested by the Audit Committee. The Audit Committee shall implement such corrective measures and do such things in an expeditious manner as it deems necessary or desirable to address the concern based upon the merits of the submission.

If the complaint does not involve accounting, financial reporting and disclosures, or compliance with the Code, the complaint will be forwarded by the Chair of the Audit Committee to the Chair of the Corporate Governance Committee to handle such complaints in a manner which he or she deems appropriate.

Where possible and when determined to be appropriate by the Audit Committee, notice of any such corrective measures will be given to the person(s) who submitted the concern.

Nomination of Directors

The Corporate Governance Committee, which is comprised entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board, and reviewing the qualifications of new candidates proposed by other members of the Board. The Board identifies new candidates by way of recommendations of the Corporate Governance Committee, which is responsible for developing, and periodically updating and recommending to the Board for approval, a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess such as financial literacy, integrity and accountability, the ability to engage in informed judgment, governance, strategic business development, excellent communications skills and the ability to work effectively as a team; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; and (d) the strategic direction of the Company.

Compensation Committee

The Compensation Committee, which is comprised entirely of independent directors, is responsible for making recommendations to the Board relating to the compensation of the members of the Board, the Chief Executive Officer of the Company and other members of senior management of the Company.

The Compensation Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers and other members of senior management. The Compensation Committee ensures that the Company has an executive compensation program that is both motivational and competitive so that it will attract, retain and inspire performance of executive officers and senior management of a quality and nature that will enhance the sustainable profitability and growth of the Company.

The Compensation Committee reviews the compensation philosophy and guidelines for executive officers and members of senior management as well as for all employees, including annual salary and incentive policies and programs, and new benefit programs or amendments to existing benefit programs.

The Compensation Committee is comprised of Messrs. Getz (Chair), Farrauto, and Conboy, each of whom is an independent director of the Board.

Each member of the Compensation Committee has experience relevant to his responsibilities as a Compensation Committee member.

Robert Getz – Mr. Getz is a private investor and a Managing Director and co-founder of Cornerstone Equity Investors, LLC since 1996. Mr. Getz has over 25 years of experience as a private equity investor and has strong experience in domestic and international mergers and acquisitions and public and private debt and equity financings. Mr. Getz has invested in and served as a director of many public and private companies, including numerous metals and mining companies. He currently serves as a director, member and Chairman of the Compensation Committee and a member of the Audit and Risk Committees of Haynes International, Inc., a developer and integrated producer of specialty nickel alloys. Mr. Getz previously served as a director and Non-Executive Chairman of Crocodile Gold. Mr. Getz holds a Bachelor of Arts from Boston University and a Master of Business Administration in Finance from the Stern School of Business at New York University.

Edward Farrauto – Mr. Farrauto is a Chartered Professional Accountant and has 20 years’ experience as a senior financial officer in private and public companies. His experience encompasses financial and regulatory compliance and public company management. Mr. Farrauto has been directly responsible for overseeing private placement financings, prospectus filings, reverse takeovers and merger and acquisition transactions.

Kevin Conboy – Mr. Conboy is currently Managing Director of Arestevo, LLC, a management consulting firm specializing in mergers and acquisitions in the financial services sector, a position which he has held since 2009. A 20 year veteran of Acordia, Inc., a subsidiary of Wells Fargo based in Chicago, Mr. Conboy held various senior management positions at the firm and was its President and Chief Executive Officer from 2003 to 2006. He also served as Chief Executive Officer of the NIA Group of Paramus, New Jersey from 2008 to 2009, at which time the NIA Group was acquired. Mr. Conboy possesses a wealth of experience in the financial markets and has considerable knowledge in the areas of both financial instruments and business transactions. Mr. Conboy holds a Bachelor of Arts from the Colorado State University.

Audit Committee

The Audit Committee assists in the Board’s oversight of the integrity of the Company’s financial statements, the Company’s compliance with legal and regulatory requirements and the qualifications and independence of the Company’s auditors.

The Audit Committee is primarily responsible for: (a) recommending to the Board the external auditor to be nominated for election by the shareholders at each annual meeting and negotiating the compensation of such external auditor; (b) overseeing the work of the external auditor; (c) reviewing the Company’s annual and interim financial statements, management’s discussion and analysis regarding earnings before they are reviewed and approved by the Board and publicly disseminated by the Company; and (d) reviewing the Company’s financial reporting procedures to ensure adequate procedures are in place for the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described above.

Further information regarding the Company’s Audit Committee is contained in the Company’s current annual information form, under the heading “Audit Committee”. A copy of the Audit Committee charter is attached to the annual information form as Schedule “A”. The Company’s annual information form is available under the Company’s profile on SEDAR at www.sedar.com.

Corporate Governance Committee

The Corporate Governance Committee is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company and for identifying and recommending individuals to the Board for nomination as members of the Board and its committees (other than the Corporate Governance Committee). The Corporate Governance Committee is responsible for reviewing with the Board, on a periodic basis, the requisite skills and characteristics of prospective Board members as well as the composition of the Board as a whole. This assessment includes a member’s contribution, independence, as well as diversity, age, skills and experience in the context of the needs of the Board.

The Board also considers a candidate’s experience and qualifications in the areas of mining, financial reporting, capital markets and public company stewardship. The Board seeks members who have skills and experiences in these areas and will amend the composition of the Board from time to time as considered necessary in order to ensure experience and skills from these areas are reflected on the Board.

The Corporate Governance Committee’s responsibilities include assisting the Board by identifying individuals qualified to become Board members and members of Board committees; overseeing policies and practices relating to shareholder engagement with the Board; overseeing orientation and education programs for new and existing Board members; reviewing annually the existing corporate governance manual and policies and terms of reference for senior officers of the Company; monitoring and reviewing compliance with the Code; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.

Environment, Health and Safety (“EH&S”) Committee

The EH&S Committee reviews, investigates and monitors the sustainable development, environmental, health and safety policies and activities of the Company on behalf of the Board. The EH&S Committee will have access to such officers, employees and independent consultants as it considers necessary in order to perform its duties and responsibilities.

The EH&S Committee’s responsibilities include supporting and reviewing management’s development of short and long term policies and standards with respect to sustainability, environmental, health and safety; monitoring compliance with appropriate laws and legislation and with our policy; regularly reviewing environmental, health and safety reports and audits produced by management or third parties and considering the appropriateness of how the Company is addressing any issues identified; ensuring the Board is kept abreast of their responsibilities; and investigating, or cause to be investigated, any extraordinary negative environment, health and safety issue where appropriate, with appropriate oversight thereafter to ensure that sufficient resources are allocated to address any concerns that arise.

Other Committees of the Board

Each of the committees noted above report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.

Assessments

The Board and its individual directors are periodically assessed on an informal basis as to their effectiveness and contribution. The Chairman of the Board encourages discussion amongst the Board to evaluate the effectiveness of the Board, its committees and its individual directors. All directors are also encouraged to make suggestions for improvement of the practices of the Board at any time.

Director Term Limits

The Company has not instituted director term limits. The Company believes that in taking into account the nature and size of the Board and the Company, it is more important to have relevant experience than to impose set time limits on a director’s tenure, which may create vacancies at a time when a suitable candidate cannot be identified and as such would not be in the best interests of the Company. In lieu of imposing term limits, the Company regularly monitors director performance and regularly encourages sharing of new perspectives through regularly scheduled Board meetings as well as through continuing education initiatives. On a regular basis, the Company analyzes the skills and experience necessary for the Board and evaluates the need for director changes to ensure that the Company has highly knowledgeable and motivated Board members, while ensuring that new perspectives are available to the Board.

Female Representation in Management and on the Board

The Company has adopted an Equal Employment Opportunity Policy (“EEO Policy”) and applies its principles in compliance with applicable national and local requirements governing recruitment, employment and equal opportunities. As noted in the EEO Policy, the Company will not discriminate, either directly or indirectly, against a person on the grounds of age, disability, ethnicity, gender, marital status, pregnancy, sexuality or religion.

The Company will apply these principles when recruiting and selecting staff; establishing employment terms and conditions; proving supporting employee training; upholding the right of all employees to work in a supportive environment and providing opportunities to gain skills and develop competencies that enable them to pursue a fulfilling career; ensuring discriminatory practices or harassment is not tolerated and that its reported instances are formally investigated with appropriate disciplinary action taken; and expecting all employees, as a condition of employment, to contribute to a discrimination and harassment free work environment.

Currently, the Board consists of seven members and the Company has three executive officers, none of whom are women. The Company’s Corporate Governance Committee has not considered the level of representation of women in its executive officer positions or on its Board in previous nominations (including with respect to a targeted number or percentage). The Company’s focus has always been, and will continue to be, working to attract the highest quality executive officers and Board candidates with special focus on the skills, experience, character and behavioural qualities of each candidate. Further, the Company’s Corporate Governance Committee and Board will consider the principles of its EEO Policy, as outlined above, in the selection criteria of new Board members and executive officers. The Company will continue to monitor developments in the area of diversity.

Loans to Directors

The Company does not make personal loans or extend credit to its directors or senior officers. There are no loans outstanding from the Company to any of its directors or senior officers.

Statement of Executive Compensation

Compensation Discussion and Analysis

The following section discusses the Company’s compensation program and key compensation decisions for the Company’s President and Chief Executive Officer, Chief Financial Officer, and three other most highly compensated executive officers (or persons acting in a similar capacity) for the year ended December 31, 2015 (the “Named Executive Officers”):

•	Douglas B. Forster – President and Chief Executive Officer of the Company and Former President and Chief Executive Officer of Old Newmarket Gold
•	Robert Dufour – Chief Financial Officer of the Company and former Chief Financial Officer of Crocodile Gold
•	Blayne Johnson – Executive Vice President of the Company
•	Darren Hall – Chief Operating Officer of the Company
•	Paulo Santos – Treasurer and Corporate Secretary of the Company and former Chief Financial Officer of Old Newmarket Gold
•	Rodney Lamond – former President and Chief Executive Officer of Crocodile Gold and former Chief Operating Officer of the Company

Objectives

While the Company does not have a formal compensation policy, the general objectives of the Company’s compensation strategy for the financial year ended December 31, 2015 included (a) attracting, retaining and motivating high performing executives critical to the success of the Company; (b) linking the interests of management with those of the shareholders; and (c) providing rewards for outstanding corporate and individual performance. The Company also seeks to ensure that compensation is fair, balanced and linked to the performance of the individual Named Executive Officers.

The following principles guide the Company’s overall compensation philosophy: (a) compensation is determined on an individual basis by the need to attract and retain talented, entrepreneurial, high-achievers; (b) an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate; (c) the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills; and (d) all compensation and compensation objectives shall be fully and plainly disclosed.

During the year ended 2015, the Company engaged an independent party, Meridian Compensation Partners LLP to review compensation for a sample of its executive officers and senior management and compared it to market data, based on the recently updated compensation comparator group. The report assessed the competiveness of the Company’s executive compensation and also provided information on peer group pay mix (fixed, short-term and long-term incentives) and long-term incentive vehicles used. The report was also used as an evaluation of the Company’s current incentive plans and compensation policies as compared to its principles outlined above.

Components of Executive Compensation

Compensation for the Named Executive Officers is composed primarily of three components: base salary, bonus payments and long-term incentives, as discussed below. The Compensation Committee recommends to the Board the base salary, performance bonus and stock options and bonus shares to be granted to the Named Executive Officers. The Board has not developed a compensation plan and the Company does not engage in benchmarking practices.

With respect to compensation of the Chief Executive Officer of the Company, the Compensation Committee (a) periodically reviews the terms of reference for the Company’s Chief Executive Officer and recommends any changes to the Board for approval; (b) reviews the compensation of the Chief Executive Officer and makes recommendations to the Board for approval; and (c) reviews, and makes recommendations to the Board for approval, any agreements between the Company and the Chief Executive Officer, including protections in the event of a change of control or other special circumstances, as appropriate. The Compensation Committee reviews and ensures that the compensation of the Chief Executive Officer complies with the principles underlying the Company’s overall compensation philosophy.

Base Salary

In determining the base salary of an executive officer (other than the Chief Executive Officer) for the year ended December 31, 2015, the Compensation Committee considered the recommendation from the President and Chief Executive Officer of the Company, if any, as well as the particular responsibilities related to the position, the experience level of the executive officer, the difficulties in recruiting new talent, and his or her overall performance.

Bonus Payments

Executive officers are eligible for annual cash bonuses. The Board and Compensation Committee consider a number of key performance indicators, including but not limited to whether the executive officer has met certain targets established by the Board and management, has controlled costs, has taken successful advantage of business opportunities and has enhanced the competitive and business prospects of the Company.

The Company has established an annual incentive program (“AIP”) for eligible employees, including executive officers and senior management, which includes annual cash bonuses. The AIP’s objectives are to support the achievement of the Company’s performance targets, to ensure that interests of key persons are aligned with the strategic goals of the Company, and to provide compensation opportunities to attract, retain, and motivate employees critical to the success of the Company.

The AIP program provides for annual incentive payments to employees conditional on the achievement of Company-wide, site and individual performance. Bonus payments will be assessed using a balanced scorecard which includes financial, operational and sustainability metrics and other individual performance objectives and job specific assessment criteria.

Long-Term Incentives

The Compensation Committee believes that granting stock options, performance share units, and bonus shares to key personnel encourages retention and more closely aligns the interests of management with the interests of shareholders. The inclusion of stock options, performance share units, and bonus shares in compensation packages allows the Company to compensate employees without drawing on cash resources. The number of stock options, performance share units and bonus shares to be granted is based on the relative contribution and involvement of the individual, taking into consideration previous stock option and bonus share grants.

Risks Associated with Compensation

In light of the Company’s size and the balance between long-term objectives and short-term financial goals with respect to the Company’s executive compensation program, at this time, the Board does not deem it necessary to consider the implications of the risks associated with its compensation policies and practices.

Financial Instruments

The Company does not currently have a policy that restricts directors or Named Executive Officers from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of the Company as of the date of hereof, no director or Named Executive Officer of the Company has participated in the purchase of such financial instruments.

Performance Graph

The following graph compares and tracks the effect of $100 invested in Common Shares on January 1, 2011 against a total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Gold Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

	2010	2011	2012	2013	2014	2015
Newmarket Gold Inc.	100.00	34.67	21.33	8.00	9.33	22.10
S&P/TSX Composite Index	100.00	88.93	92.49	101.33	108.85	96.78
S&P/TSX Global Gold Index	100.00	85.68	72.05	37.20	34.66	30.80

In 2011 and 2012, executive compensation at Crocodile Gold increased while shareholder value decreased, which is reflective of the need to attract new management in a competitive environment for skilled professionals, the Board’s desire to continue to reward the Named Executive Officers’ loyalty and continued efforts in the face of operational challenges, the completion of a take-over bid (the “Take-over Bid”) by the major shareholder on February 8, 2012 which resulted in various one-time payments to the Named Executive Officers, and the acquisition of two further operating mine sites in May 2012. In addition, a portion of the compensation paid to management and directors of the Company is paid in stock options and as such, the value of the compensation is directly related to the stock performance of the Company.

In 2013, shareholder value and executive compensation decreased; however, the executive compensation amount is not proportionate to shareholder value given the Board’s desire to continue to reward the Named Executive Officers’ loyalty and continued efforts in the face of operational challenges and difficult markets.

In 2014, shareholder value remained steady and executive compensation increased, as a result of compensation paid to management and directors of Crocodile Gold being paid in stock options and the value of the compensation is directly related to the stock performance of Crocodile Gold. In addition, executive cash compensation was stable from the prior periods due to recently entered into agreements with the Crocodile Gold Named Executive Officers.

In 2015, as a result of the completion of the Arrangement, the Company took the opportunity to review its policies with Meridian Compensation Partners LLP and consider the appropriateness of its compensation package in comparison to its peer group in Canada and create a new baseline for the newly amalgamated company, Newmarket Gold Inc.

Summary Compensation Table

The following table provides information regarding compensation earned by the Named Executive Officers for the years ended December 31, 2015, December 31, 2014 and December 31, 2013.

Name and principal position	Year	Salary or Fee ($)	Share- based awards ($)(2)	Option- based awards ($)(3)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Douglas B. Forster President and Chief Executive Officer and Former President and Chief Executive Officer of Old Newmarket Gold	2015 2014 2013	292,500 250,000 83,333	427,000 Nil Nil	785,200 Nil 24,378	121,125 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 28,000 (1)	1,625,825 250,000 135,711
Robert Dufour Chief Financial Officer and former Chief Financial Officer of Crocodile Gold	2015 2014 2013	265,000 253,005 257,777	82,960 18,200 Nil	137,712 40,709 47,080	62,938 38,866 Nil	N/A N/A N/A	N/A N/A N/A	265,000(4) Nil Nil	813,610 350,780 304,857
Blayne Johnson Executive Vice President	2015 2014 2013	244,889 225,000 75,000	366,000 Nil Nil	513,400 Nil 24,378	62,938 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 28,000(1)	1,187,227 225,000 127,378

Name and principal position	Year	Salary or Fee ($)	Share- based awards ($)(2)	Option- based awards ($)(3)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Darren Hall Chief Operating Officer	2015 2014 2013	11,200 Nil Nil	122,000 Nil Nil	241,600 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	374,800 Nil Nil
Paulo Santos Treasurer and Corporate Secretary and former Chief Financial Officer of Old Newmarket Gold	2015 2014 2013	129,333 63,000 25,000	15,250 Nil Nil	90,600 Nil 8,126	21,375 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 28,000	256,558 63,000 33,126
Rodney Lamond(6) Former Chief Operating Officer and former President and Chief Executive Officer of Crocodile Gold	2015 2014 2013	264,438 352,293 188,750	247,660 21,938 Nil	411,928 169,359 264,525	39,548 64,130 Nil	Nil Nil Nil	Nil Nil Nil	400,000(4) Nil Nil	1,417,574 607,720 324,350

Notes:

(1)

During a portion of 2013, Old Newmarket was party to an agreement with Featherstone Capital Advisors Inc. (“Featherstone”) for corporate development and financial advisory services. Featherstone is a company owned 50% by Mr. Forster and 50% by Mr. Johnson. The agreement with Featherstone was terminated effective August 31, 2013. For the purposes of the compensation table above, the fees paid to Featherstone for 2013 have been allocated 50% to Mr. Forster and 50% to Mr. Johnson.

(2)

The figures represent the value of the performance share units (“Share Unit”) granted on July 10, 2015 (grant date fair value of $0.61 per Share Unit). The Share Units granted under the Share Unit Plan (described below) have an expiry of three years from the date of grant and vest based on a 20-day volume weighted average price on the TSX of the Common Shares: (i) as to one-third when the price of the Common Shares is C$2.25 or greater; (ii) as to one-third when the price of the Common Shares is C$3.00 or greater; and (iii) as to one-third when the price of the Common Shares is C$3.75 or greater. On vesting, each vested Share Unit will be converted to one Common Share. As at December 31, 2015, none of the Share Units had vested. As the Share Units only vest on the Common Share price reaching a certain threshold (as noted above), no market or payout value is ascribed to the Share Units granted as at December 31, 2015. The fair value of the Share Units was calculated using a Monte-Carlo simulation model which provides a valuation based on a number of future probabilities and scenarios based on the vesting terms noted above.

For amounts in 2014, share-based award values have been calculated using the grant date fair value of shares granted under the Crocodile Gold bonus share plan. The figures represent the value of bonus shares granted on December 23, 2014 (grant date fair value of $0.13 per bonus share).

(3)

Based on grant date fair value of the options which is calculated using the Black-Scholes model. The Black-Scholes model was selected as it is a widely used financial method to determining fair prices of options. The assumptions used in the calculation of the fair value for options granted in 2015 include a volatility of 63%, expected life of 5 years, dividend yield of 0%, and risk free interest rate risk of 0.66%.

(4)	Pursuant to the terms of the Arrangement, Mr. Dufour and Mr. Lamond each received a retention bonus as discussed in the narrative below.

(5)	Mr. Hall was appointed Chief Operating Officer of the Company effective December 7, 2015.

(6)

Mr. Lamond was appointed as President and Chief Executive Officer of Crocodile Gold on July 31, 2013 and following the closing of the Arrangement was appointed Chief Operating Officer of the Company effective July 10, 2015. Mr. Lamond resigned from his position of Chief Operating Officer of the Company effective September 15, 2015.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table provides information regarding all incentive plan awards for each Named Executive Officer employed by the Company and outstanding as of December 31, 2015.

Name	Option-based Awards				Share-based Awards(5)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration that have date	Value of unexercised in-the-money options ($)(4)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Douglas B. Forster President and Chief Executive Officer and Former President and Chief Executive Officer of Old Newmarket Gold	60,000(1) 1,300,000(3)	1.00 1.50	October 4, 2018 July 10, 2020	21,000 Nil	700,000	N/A	N/A
Robert Dufour Chief Financial Officer and former Chief Financial Officer of Crocodile Gold	73,680(2) 135,080(2) 270,160(2) 228,000 (3)	1.53 0.41 0.53 1.50	July 9, 2017 September 25, 2018 December 23, 2019 July 10, 2020	Nil 127,358 221,716 Nil	136,000	N/A	N/A
Blayne Johnson Executive Vice President	60,000 (1) 850,000(3)	1.00 1.50	October 4, 2018 July 10, 2020	21,000 Nil	600,000	N/A	N/A
Darren Hall Chief Operating Officer	400,000(3)	1.48	July 10, 2020	Nil	200,000	N/A	N/A
Paulo Santos Treasurer and Corporate Secretary and former Chief Financial Officer of Old Newmarket Gold	20,000(1) 150,000(3)	1.00 1.50	October 4, 2018 July 10, 2020	7,000 Nil	25,000	N/A	N/A
Rodney Lamond Former Chief Operating Officer and former President and Chief Executive Officer of Crocodile Gold	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Notes:

(1)

These options were granted and continue to be governed by and subject to the terms of the Old Newmarket Stock Option Plan in accordance with the terms of the Arrangement. All these options denoted were fully vested as at December 31, 2015. Following the completion of the Arrangement, no further options can be granted under the Old Newmarket Stock Option Plan.

(2)

These options were granted and continue to be governed by and subject to the terms of the Crocodile Gold Stock Option Plan in accordance with the terms of the Arrangement. All these options denoted were fully vested as at December 31, 2015. Following the completion of the Arrangement, no further options can be granted under the Crocodile Gold Stock Option Plan.

(3)

These options were granted under and subject to the Company’s Stock Option Plan (described below) on July 10, 2015. The options vest over a three year period, with one-third vesting from one year after the date of grant, one-third vesting from two years following the date of grant, and the final one-third vesting from three years after the date of grant. As at December 31, 2015, none of these options had vested.

(4)

Based on the difference in value between the exercise price of the options and the closing price of the Common Shares on the TSX as at the close of business on December 31, 2015 of $1.35. No value is attributable to options that are not in-the- money as at December 31, 2015.

(5)

The performance share units granted under the Company’s Performance Share Unit Plan (described below) have an expiry of three years from the date of grant and vest based on a 20-day volume weighted average price on the TSX of the Company’s shares: (i) as to one-third when the price of the Company’s shares is C$2.25 or greater; (ii) as to one-third when the price of the Company’s shares is C$3.00 or greater; and (iii) as to one-third when the price of the Company’s shares is C$3.75 or greater. On vesting, each vested performance share unit will be converted to one common share of the Company. As at December 31, 2015, none of the performance share units had vested. As the performance share units only vest on the Company’s common share price reaching a certain threshold (as noted above), no market or payout value is ascribed to the performance share units granted as at December 31, 2015.

Value Vested or Earned During the Year

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each Named Executive Officer for the year ended December 31, 2015.

Name	Option-based Awards – Value vested during the year ($)(1)	Share-based Awards – Value vested during the year ($)	Non-Equity Incentive Plan Compensation – Value earned during the year ($)
Douglas B. Forster President and Chief Executive Officer and Former President and Chief Executive Officer of Old Newmarket Gold	Nil	Nil	121,125
Robert Dufour Chief Financial Officer and former Chief Financial Officer of Crocodile Gold	246,875	37,222(2)	62,938
Blayne Johnson Executive Vice President	Nil	Nil	62,938
Darren Hall Chief Operating Officer	Nil	Nil	Nil
Paulo Santos Treasurer and Corporate Secretary and former Chief Financial Officer of Old Newmarket Gold	Nil	Nil	21,375
Rodney Lamond Former Chief Operating Officer and former President and Chief Executive Officer of Crocodile Gold	819,375	39,375(2)	39,548

Notes:

(1)

The value is based on the number of options that vested during the year and calculated based on the difference between the market price of the Common Shares on the TSX on the vesting date and the exercise price of the options.

(2)

The value is based on the number of bonus shares (based on the plan described below) vested and issued during the year, multiplied by the market price of the Common Shares on the TSX on the date of vesting.

Pension Plan Benefits

The Company does not have a pension plan and does not provide any pension plan benefits.

Termination and Change of Control Benefits

The Company has entered into employment agreements with certain of the Named Executive Officers.

For the purpose of the following, “Change of Control” means the occurrence of any one or more of the following events:

(i)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its affiliates and other Company or other entity, as a result of which the holders of shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor company after completion of the transaction;

(ii)

any person, entity of group of persons of entities acting jointly or in concert (an “ Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of voting securities of the Company which, when added to the voting securities owned of record of beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror and/or affiliates of the Acquiror (as such terms are defined in the Business Corporations Act (Ontario)) to cast or to direct the casting of 50% or more of the votes attached to all of the Company’s outstanding voting securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors);

(iii)

the Company shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more subsidiaries of the Company shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (A) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Company and the subsidiaries thereof as at the end of the most recently completed financial year of the Company or (B) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company and the subsidiaries thereof, to any person or group of persons (other than one or more subsidiaries of the Company), in which case the Change of Control shall be deemed to occur on the date of the transfer of the property of assets representing one dollar more than 50% of the consolidated assets in the case of clause (A) or 50% of the consolidated operating income or cash flow in the case of clause (B), as the case may be; or

(iv)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

Non-Solicitation and Non-Competition

For the purposes of the agreements discussed below, the executive employee agreements for Messrs. Forster, Dufour, Johnson, and Santos (individually referred to as the “Executive”) contain provisions which outline the following conditions:

a)

The Executive shall not, during the term of their agreement and for a period of twenty four (24) months after the expiry of the term or the termination of their agreement for any reason, directly or indirectly, induce or solicit, or attempt to induce or solicit, any such employee to resign from his or her engagement with the Company or any independent contractor to cease providing services to the Company.

b)

The Executive shall not, during the term and for a period of twelve (12) months after the termination of this Agreement for any reason, within Australia directly or indirectly, in any manner whatsoever including, without limitation, either individually or in partnership, jointly or in conjunction with any other person, or as employee, principal, agent, director, or shareholder:

(i)

Be engaged in any undertaking, have any financial interest in or advise, lend money to, guarantee the debts or obligations of or permit the use of the Executive’s name by any person who carries on a business which is the same as or which competes with the business carried on by the Company during the term of their agreement.

c)

During the term of their agreement and for a period of twelve (12) months thereafter, the Executive shall not within Australia, either alone or in connection with any person, directly or indirectly, either as an employee, consultant, partner, principal, agent, proprietor, lender, shareholding or advisor, engage in, have an financial or other interest in, or be otherwise commercially involved in, and endeavour, activity or business that is substantially the same as, or in competition with, the Company’s business as it exists during the term of their agreement. For clarity, the Company’s business is defined as the gold mining and exploration business.

Douglas Forster

Effective on the date of the closing of the Arrangement, July 10, 2015, the Company and Mr. Forster entered into an executive employment agreement to which Mr. Forster was appointed President and Chief Executive Officer of the Company for an indefinite term. In connection with this agreement, Mr. Forster is to be paid a monthly base salary of $28,333, together with reimbursement for travel and other business expenses incurred on behalf of the Company and any such increments and bonuses (including additional grants of stock options and performance share units) as the Board may from time to time determine. Mr. Forster may terminate his agreement and his employment by providing the Company with six (6) weeks’ written notice. The Company may terminate the agreement with Mr. Forster at any time without cause by providing Mr. Forster with a lump sum payment equivalent to twenty-four (24) months’ base salary, plus any accrued but unused vacation, with any stock options or performance share units granted to Mr. Forster being dealt with in accordance with the terms of the Company’s stock option and performance share unit plans. Mr. Forster’s executive employment agreement does not include any Change of Control provisions.

Robert Dufour

Effective on the date of the closing of the Arrangement, July 10, 2015, the Company and Mr. Dufour entered into an executive employment agreement to which Mr. Dufour was appointed Chief Financial Officer of the Company for an indefinite term. In connection with this agreement, Mr. Dufour is paid a monthly base salary of $22,083, together with reimbursement for travel and other business expenses incurred on behalf of the Company and any such increments and bonuses (including additional grants of stock options and performance share units) as the Board may from time to time determine. Mr. Dufour may terminate his agreement and his employment by providing the Company with six (6) weeks’ written notice. The Company may terminate the agreement with Mr. Dufour at any time without cause by providing Mr. Dufour notice and within 30 days of such, make a lump sum payment to the executive that is equivalent to twelve (12) months’ base salary. Also, notwithstanding any term to the contrary contained in any other document, in the event of Mr. Dufour’s termination for any reason other than for just cause, each vested stock option and vested performance share unit will cease to be exercisable on the earlier of the expiry date of its term and the date prescribed, as may be applicable in the option and performance share unit plans respectively.

Pursuant to the terms of the Arrangement and his employment agreement, Mr. Dufour received a retention bonus of $265,000 payable on July 10, 2015 and a similar retention bonus of $100,000 payable on the 18th month anniversary of the date of amalgamation (being January 10, 2017, and which is payable if Mr. Dufour is terminated in any event without cause). In addition to the above, Mr. Dufour’s agreement provided relocation expense reimbursements of up to a maximum of $40,000, which included moving expenses, extra airfares, temporary housing, and other living expenses in connection with the Arrangement and the relocation of the head office from Toronto, Ontario, to Vancouver, British Columbia. If Mr. Dufour is terminated without cause within the first 18 months from July 10, 2015, he is entitled to reimbursements associated with the costs required to relocate back to Toronto, however such costs must be incurred within three (3) months of the date of termination.

In addition to the above, if there is a Change of Control at any time during Mr. Dufour’s employment and within the subsequent twelve (12) months of the Change of Control: (a) the Company terminates Mr.

Dufour’s employment without cause; or (b) a Triggering Event occurs (as defined in Mr. Dufour’s agreement to be a material adverse change in Mr. Dufour’s duties, powers, rights, title or salary, as they existed immediately prior to a Change of Control, without Mr. Dufour’s written agreement) and Mr. Dufour resigns his employment with thirty (30) days of such event, Mr. Dufour will receive a lump sum payment equal to twenty-four (24) months of base salary and payment of accrued but unused annual leave up to the termination date or resignation date.

Blayne Johnson

Effective on the date of the closing of the Arrangement, July 10, 2015, the Company and Mr. Johnson entered into an executive employment agreement to which Mr. Johnson was appointed Executive Vice President of the Company for an indefinite term. In connection with this agreement, Mr. Johnson is to be paid a monthly base salary of $22,083, together with reimbursement for travel and other business expenses incurred on behalf of the Company and any such increments and bonuses (including additional grants of stock options and performance share units) as the Board may from time to time determine. Mr. Johnson may terminate his agreement and his employment by providing the Company with six (6) weeks’ written notice. The Company may terminate the agreement with Mr. Johnson at any time without cause by providing Mr. Johnson with a lump sum payment equivalent to twelve (12) months’ base salary, plus any accrued but unused vacation, with any stock options or performance share units granted to Mr. Johnson being dealt with in accordance with the terms of the Company’s stock option and performance share unit plans. Mr. Johnson’s executive employment agreement does not include any Change of Control provisions.

Darren Hall

Mr. Darren Hall was appointed the Company’s Chief Operating Officer effective December 7, 2015, pursuant to the terms of his executive employment agreement and continuing for an indefinite term, unless terminated by either party in accordance with the terms of his agreement. In connection with his agreement, Mr. Hall is to be paid a monthly base salary of AUS$33,333, superannuation contributions as required by Australian regulations, together with reimbursement for travel and other business expenses incurred on behalf of the Company and any such increments and bonuses (including additional grants of stock options and performance share unites) as the Board may from time to time determine. Mr. Hall may terminate his agreement and his employment by providing the Company with eight (8) weeks’ written notice. The Company may terminate the agreement with Mr. Hall at any time without cause by providing Mr. Hall with a lump sum payment equivalent to twelve (12) months’ base salary, plus any accrued but unused vacation, with any stock options or performance share units granted to Mr. Hall being dealt with in accordance with the terms of the Company’s stock option and performance share unit plans.

In addition to the above, if there is a Change of Control at any time during Mr. Hall’s employment and within the subsequent twelve (12) months of the Change of Control: (a) the Company terminates Mr. Hall’s employment without cause; or (b) a Triggering Event occurs (as defined in Mr. Hall’s agreement to be a material adverse change in Mr. Hall’s duties, powers, rights, title or salary, as they existed immediately prior to a Change of Control, without Mr. Hall’s written agreement), Mr. Hall will receive a lump sum payment equal to twenty-four (24) months of base salary and payment of accrued but unused annual leave up to the termination date or resignation date.

Mr. Hall’s employment agreement contains provisions for non-solicitation and non-competition following the termination of his employment with the Company. The conditions outline certain restrictions in various geographic areas within Australia and over specified periods of times that restrict activities related to carrying on a competing business, in interfering in any relationship between the Company and its clients or perspective clients or other working relationships, or solicitation of the Company’s employees, among other such similar restrictions.

Paulo Santos

Effective on the date of the closing of the Arrangement, July 10, 2015, the Company and Mr. Santos entered into an executive employment agreement to which Mr. Santos was appointed Treasurer and Corporate Secretary of the Company for an indefinite term. In connection with this agreement, Mr. Santos is to be paid a monthly base salary of $15,000, together with reimbursement for travel and other business expenses incurred on behalf of the Company and any such increments and bonuses (including additional grants of stock options and performance share units) as the Board may from time to time determine. Mr. Santos may terminate his agreement and his employment by providing the Company with six (6) weeks’ written notice. The Company may terminate the agreement with Mr. Santos at any time without cause by providing Mr. Santos with a lump sum payment equivalent to twelve (12) months’ base salary, plus any accrued but unused vacation, with any stock options or performance share units granted to Mr. Santos being dealt with in accordance with the terms of the Company’s stock option and performance share unit plans.

In addition to the above, if there is a Change of Control at any time during Mr. Santos’ employment and within the subsequent twelve (12) months of the Change of Control: (a) the Company terminates Mr. Santos’ employment without cause; or (b) a Triggering Event occurs (as defined in Mr. Santos’ agreement to be a material adverse change in Mr. Santos’ duties, powers, rights, title or salary, as they existed immediately prior to a Change of Control, without Mr. Santos’ written agreement) and Mr. Santos’ resigns his employment with thirty (30) days of such event, Mr. Santos will receive a lump sum payment equal to twelve (12) months of base salary and payment of accrued but unused annual leave up to the termination date or resignation date.

Rodney Lamond

Effective September 15, 2015, Mr. Lamond resigned his position as Chief Operating Officer of the Company and as such is no longer eligible for the second retention bonus. In connection with his resignation, Mr. Lamond received no severance payments and $5,896 in accrued but unpaid vacation. Mr. Lamond’s employment agreement contained non-solicitation and non-compete clauses similar to other named executive officers as described above.

The following are the estimated incremental payments, payables and benefits, assuming termination without cause took place on December 31, 2015:

Name	Aggregate base salary ($)	Aggregate bonus ($)	Stock Based Options ($)(1)	Other benefits ($)	Total ($)
Douglas B. Forster	680,000	121,125	21,000	Nil	822,125
Robert Dufour	360,000	62,938	349,074	Nil	772,012
Blayne Johnson	260,000	62,938	21,000	Nil	343,938
Darren Hall(3)	403,320	Nil	Nil	Nil	403,320
Paulo Santos	180,000	21,375	7,000	Nil	208,375
Rodney Lamond(2)	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	Based on the closing price of the Common Shares on the TSX on December 31, 2015 of $1.35.

(2)	Mr. Lamond resigned his position with the Company effective September 15, 2015.

(3)	Mr. Hall’s aggregate base salary in this situation uses an exchange rate of CDN$:AUS$ of 1:1.0083.

The following are the estimated incremental payments, payables and benefits, assuming a Change of Control took place on December 31, 2015:

Name	Aggregate base salary ($)	Aggregate bonus ($)	Options/PSUs ($)(1)	Other benefits ($)	Total ($)
Douglas B. Forster	Nil	121,125	966,000	Nil	1,087,125
Robert Dufour	530,000	62,938	532,674	Nil	1,125,612
Blayne Johnson	Nil	62,938	831,000	Nil	893,938
Darren Hall(3)	806,640	Nil	270,000	Nil	1,076,640
Paulo Santos	180,000	21,375	40,750	Nil	242,125
Rodney Lamond(2)	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	Based on the closing price of the Common Shares on the TSX on December 31, 2015 of $1.35.

(2)	Mr. Lamond resigned his position with the Company effective September 15, 2015.

(3)	Mr. Hall’s aggregate base salary in this situation uses an exchange rate of CDN$:AUS$ of 1:1.0083.

Director Compensation

Prior to the completion of the Arrangement, the compensation paid to directors of Old Newmarket and Crocodile Gold was determined on a case-by-case basis with reference to the role that each director provides to the Company. Directors may have received cash bonuses and, in addition, were entitled to participate in the Stock Option Plan and the Share Bonus Plan, which were designed to give each option holder an interest in preserving and maximizing shareholder value. Such grants were determined by an informal assessment of an individual’s current and expected future performance, level of responsibilities and the importance of his/her position and contribution to the Company.

Subsequent to the completion of the Arrangement, Meridian Compensation Partners LLP was engaged to review the market practices for non-executive director compensation based on prevailing practices observed among the Company’s peers. The review provided a comprehensive study that was used to facilitate non-executive director compensation packages. The current Board package is designed to compensate directors based on the experience level of the director, the difficulties in recruiting new directors, and remaining competitive to our peer group. Director compensation can consist of annual cash retainers and cash retainers for acting on the various committees, with additional amounts for acting as chair for a committee. Compensation will also include eligibility for participation in the Company’s Stock Option Plan and Share Unit Plan.

Based on the analysis, the Board determined that the following breakdown of fees was appropriate for each of the non-executive Board members:

•	Annual fees for acting as the Chairman of the Board - $175,000

•	Annual fees for acting as a member of the Board - $35,000

•	Annual fees for acting as a member of a Board committee - $5,000 per committee

•	Annual fees for acting as the Chairman of the Audit Committee - $20,000

•	Annual fees for acting as the Chairman of the Compensation Committee - $15,000

•	Annual fees for acting as the Chairman of any other committee - $10,000

The following table provides information regarding compensation earned by each director (who is not also a Named Executive Officer) for the year ended December 31, 2015.

Director Compensation Table

The following table provides information regarding compensation paid to each of the Company’s directors (who is not also a Named Executive Officer) during the financial year ended December 31, 2015.

Name	Fees earned ($)(1)	Share- based awards ($)(2)	Option- based awards ($)(3)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Raymond Threlkeld	168,952	366,000	906,000	Nil	Nil	Nil	1,440,952
Randall Oliphant	24,576	244,000	634,200	Nil	Nil	Nil	902,776
Lukas Lundin	16,635	152,500	302,000	Nil	Nil	Nil	471,135
Robert Getz	315,914(6)	102,480	90,600	Nil	Nil	Nil	508,994
Kevin Conboy	151,493	102,480	90,600	Nil	Nil	Nil	344,573
Edward Farrauto	13,261	106,750	151,000	Nil	Nil	67,667(5)	338,678
George Faught(4)	121,061	N/A	N/A	Nil	Nil	Nil	121,061
Peter Tagliamonte(4)	29,167	N/A	N/A	Nil	Nil	Nil	29,167

Notes:

(1)

All fees awarded, earned paid, or payable in cash for services as a director and retainer fees, including annual retainer fees, any committee, chair and meeting fees received from the Company and its predecessors.

(2)

The figures represent the value of the Share Units granted on July 10, 2015 (grant date fair value of $0.61 per Share Unit). The Share Units granted under the Company’s Share Unit Plan (described below) have an expiry of three years from the date of grant and vest based on a 20-day volume weighted average price on the TSX of the Common Shares: (i) as to one-third when the price of the Common Shares is C$2.25 or greater; (ii) as to one-third when the price of the Common Shares is C$3.00 or greater; and (iii) as to one-third when the price of the Common Shares is C$3.75 or greater. On vesting, each vested Share Unit will be converted to one Common Share. As at December 31, 2015, none of the Share Units had vested. As the Share Units only vest on the Common Share price reaching a certain threshold (as noted above), no market or payout value is ascribed to the Share Units granted as at December 31, 2015. The fair value of the Share Units was calculated using a Monte-Carlo simulation model which provides a valuation based on a number of future probabilities and scenarios based on the vesting terms noted above.

(3)

Based on grant date fair value of the options which is calculated using the Black-Scholes model. The Black-Scholes model was selected as it is a widely used financial method to determining fair prices of options. The assumptions used in the calculation of the fair value include a volatility of 63%, expected life of 5 years, dividend yield of 0%, and risk free interest rate risk of 0.66%.

(4)	Messrs. Faught and Tagliamonte resigned from the board of directors of Crocodile Gold effective July 10, 2015, in conjunction with the close of the Arrangement.

(5)	Prior to joining the Board, Mr. Farrauto provided consulting services to the Company and its predecessor during the year ended December 31, 2015.

(6)

Prior to the completion of the Arrangement in 2015, Mr. Getz received fees for acting as the Chairman of the Board of Crocodile Gold and special committee fees for specific work performed at the request of the Board.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table provides information regarding all incentive plan awards for each director (who is not also a Named Executive Officer) outstanding as of December 31, 2015.

Name	Option-based Awards				Share-based Awards(5)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(4)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Raymond Threlkeld	60,000(1) 1,500,000 (3)	1.65 1.50	April 7, 2019 July 10, 2020	Nil Nil	600,000	N/A	N/A
Randall Oliphant	60,000(1) 1,050,000 (3)	1.00 1.50	October 4, 2018 July 10, 2020	21,000 Nil	400,000	N/A	N/A
Lukas Lundin	60,000(1) 500,000 (3)	1.00 1.50	October 4, 2018 July 10, 2020	21,000 Nil	250,000	N/A	N/A
Robert Getz	63,856(2) 208,760(2) 232,092 (2) 150,000(3)	2.20 0.41 0.53 1.50	March 30, 2017 September 25, 2018 December 23, 2019 July 20, 2020	Nil 196,826 190,474 Nil	168,000	N/A	N/A
Kevin Conboy	63,856(2) 208,760(2) 171,920 (2) 150,000(3)	2.20 0.41 0.53 1.50	March 30, 2017 September 25, 2018 December 23, 2019 July 20, 2020	Nil 196,826 141,092 Nil	168,000	N/A	N/A
Edward Farrauto	60,000(1) 150,000(3) 100,000(3)	1.00 1.50 1.35	October 4, 2018 July 10, 2020 November 25, 2020	21,000 Nil Nil	175,000	N/A	N/A
George Faught(6)	36,840(2) 63,856(2) 171,920(2)	4.03 2.20 0.53	June 6, 2016 July 10, 2016 July 10, 2016	Nil Nil 141,092	N/A	N/A	N/A
Peter Tagliamonte (6)	61,400(2) 63,856(2) 208,760 (2) 171,920(2)	4.03 2.20 0.41 0.53	June 6, 2016 July 10, 2016 July 10, 2016 July 10, 2016	Nil Nil 196,826 141,092	N/A	N/A	N/A

Notes:

(1)

These options were granted and continue to be governed by and subject to the terms of the Old Newmarket Stock Option Plan in accordance with the terms of the Arrangement. All these options denoted were fully vested as at December 31, 2015. Following the completion of the Arrangement, no further options can be granted under the Old Newmarket Stock Option Plan.

(2)

These options were granted and continue to be governed by and subject to the terms of the Crocodile Gold Stock Option Plan in accordance with the terms of the Arrangement. All these options denoted were fully vested as at December 31, 2015. Following the completion of the Arrangement, no further options can be granted under the Crocodile Gold Stock Option Plan.

(3)

These options were granted under and subject to the Company’s Stock Option Plan (described below) on July 10, 2015. The options vest over a three year period, with one-third vesting from one year after the date of grant, one-third vesting from two years following the date of grant, and the final one-third vesting from three years after the date of grant. As at December 31, 2015, none of these options had vested.

(4)

Based on the difference in value between the exercise price of the options and the closing price of the Common Shares on the TSX as at the close of business on December 31, 2015 of $1.35. No value is attributable to options that are not in-the- money as at December 31, 2015.

(5)

The Share Units granted under the Company’s Share Unit Plan (described below) have an expiry of three years from the date of grant and vest based on a 20-day volume weighted average price on the TSX of the Common Shares: (i) as to one- third when the price of the Common Shares is C$2.25 or greater; (ii) as to one-third when the price of the Common Shares is C$3.00 or greater; and (iii) as to one-third when the price of the Common Shares is C$3.75 or greater. On vesting, each vested Share Unit will be converted to one Common Share. The Share Units expire on July 10, 2018. As at December 31, 2015, none of the Share Units had vested. As the Share Units only vest on the Common Share price reaching a certain threshold (as noted above), no market or payout value is ascribed to the Share Units granted as at December 31, 2015.

(6)

Messrs. Faught and Tagliamonte resigned from the board of directors of Crocodile Gold effective July 10, 2015, in conjunction with the close of the Arrangement, and their options remain governed by Crocodile Gold Stock Option Plan until such time as they are exercised or expire in the dates provided in the above chart.

Value Vested or Earned During the Year

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each director for the year ended December 31, 2015.

Name	Option-based Awards – Value vested during the year ($)(1)	Share-based Awards – Value vested during the year ($)(2)	Non-Equity Incentive Plan Compensation – Value earned during the year ($)
Raymond Threlkeld	Nil	Nil	Nil
Randall Oliphant	Nil	Nil	Nil
Lukas Lundin	Nil	Nil	Nil
Robert Getz	61,625	26,587	Nil
Kevin Conboy	50,750	18,611	Nil
Edward Farrauto	Nil	Nil	Nil
George Faught(3)	50,750	18,611	Nil
Peter Tagliamonte(3)	50,750	18,611	Nil

Notes:

(1)

The value is based on the number of options that vested during the year and calculated based on the difference between the market price of the Common Shares on the TSX on the vesting date and the exercise price of the options.

(2)

The value is based on the number of bonus shares (based on the plan described above) vested and issued during the year, multiplied by the market price of the Common Shares on the TSX on the date of vesting.

(3)

Messrs. Faught and Tagliamonte resigned from the Board effective July 10, 2015, in conjunction with the close of the Arrangement, and their options remain governed by Crocodile Gold Stock Option Plan until such time as they are exercised or expire.

Director and Officer Liability Insurance

The Company has purchased and maintains, for the benefit of the Company and its directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company. The following are particulars of such insurance:

(i)	the limit of liability is $30 million per claim and per policy period;

(ii)	the cost of coverage in place as at December 31, 2015 was $65,000. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group;

(iii)	directors and officers do not pay any portion of the premiums and no indemnity claims were made or became payable in 2015; and

(iv)	the policy provides for a $25,000 deductible per claim.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2015. A description of the significant terms of each of the equity compensation plans of the Company follows the table below:

Plan Category	Number of securities to be issued upon exercise of outstanding options(1)	Weighted-average price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by securityholders	11,041,192 options 4,012,000 Share Units	$1.36 for options N/A for Share Units	3,033,277
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	11,041,192 options 4,012,000 Share Units	$1.36 for options N/A for Share Units	3,033,277

Notes:

(1)	Represents the number of Common Shares reserved for issuance upon exercise of the denoted outstanding options and Share units issued in accordance with their respective plans.

(2)	Based on the maximum aggregate number of common shares that were available for issuance under the Stock Option Plan and the Share Unit Plan, collectively, as at December 31, 2015.

(3)

The Share Units granted under the Company’s Share Unit Plan (described below) have an expiry of three years from the date of grant and vest based on a 20-day volume weighted average price on the TSX of the Common Shares: (i) as to one- third when the price of the Common Shares is C$2.25 or greater; (ii) as to one-third when the price of the Common Shares is C$3.00 or greater; and (iii) as to one-third when the price of the Common Shares is C$3.75 or greater. On vesting, each vested Share Unit will be converted to one Common Share. The Share Units expire on July 10, 2018. As at December 31, 2015, none of the Share Units had vested. As the Share Units only vest on the Common Share price reaching a certain threshold (as noted above), no market or payout value is ascribed to the Share Units granted as at December 31, 2015.

In conjunction with the completion of the Arrangement, shareholders of both predecessor entities (Crocodile Gold and Old Newmarket Gold) approved new incentive plans for the amalgamated company, Newmarket Gold. The new incentive plans supersede all existing executive-based compensation plans, however, awards outstanding prior to the date of closing, being July 10, 2015, will continue to be governed by and subject to the terms of the incentive plans of each predecessor entity. The new Stock Option Plan and Share Unit Plan are consistent with current TSX policies and are summarized below. On completion of the Arrangement, all previously granted options prior to July 10, 2015 became fully vested pursuant to the terms of the Arrangement. No new options can be issued under the previous Crocodile Gold and/or Old Newmarket Gold stock option plans.

During the year ended December 31, 2015, the Company granted a total of 8,670,000 stock options to directors, employees and consultants. The options had a weighted average exercise price of $1.50 per share and the options expire in the year 2020. The options vested over three year period, with one-third vesting at one year after the date of grant, one-third vesting at two thirds after the date of grant, and the final one-third vesting from three years after the date of grant.

During the year ended December 31, 2015, the Company granted 4,418,000 performance share units which have an expiry of three years from the date of grant and vest based on the 20-day volume weighted average price on the TSX of the Company’s shares: (i) as to one-third when the price of the  Company’s shares is C$2.25 or greater; (ii) as to one-third when the price of the Company’s shares is C$3.00 or greater; and (iii) as to one-third when the price of the Company’s shares is C$3.75 or greater.

As at December 31, 2015, the following share based compensation awards were outstanding:

Executive Based Compensation Plan	Number of Common Shares Issuable under Plan and percentage of Common Shares Issued and Outstanding	Number of Common Shares as at December 31, 2015 reserved for Issuance and percentage of Common Shares Issued and Outstanding as of December 31, 2015
Crocodile Gold Option Plan	18,086,469 (10.35%)	2,473,192 (1.82%)
Old Newmarket Option Plan		580,000 (0.43%)
Newmarket Gold Stock Option Plan		7,988,000 (5.88%)
Newmarket Gold Share Unit Plan		4,012,000 (2.38%)

Since December 31, 2015, the Company has issued 125,000 options to a consultant and 150,000 options to a newly appointed director of the Company. In addition, 140,000 performance share units were granted to the same newly appointed director as well. The performance share units granted under the vest based on a 20-day volume weighted average price on the TSX of the common shares: (i) as to one-third when the price of the common shares is C$3.00 or greater; and (ii) as to two-thirds when the price of the common shares is C$3.75 or greater. On vesting, each vested share unit will be converted to one common share.

As of the date hereof, the following share based compensation awards are outstanding:

Executive Based Compensation Plan	Number of Common Shares Issuable under Plan and percentage of Common Shares Issued and Outstanding	Number of Common Shares currently reserved for Issuance and percentage of Common Shares Issued and Outstanding
Crocodile Gold Option Plan	17,490,889 (10.01%)	1,877,612 (1.07%)
Old Newmarket Option Plan		580,000 (0.33%)
Newmarket Gold Stock Option Plan		8,263,000 (4.73%)
Newmarket Gold Share Unit Plan		4,152,000 (2.38%)

Crocodile Gold and Old Newmarket Gold Share Based Compensation Arrangements

Prior to the completion of the Arrangement, Crocodile Gold had in place an ownership-based compensation scheme, administered by the board of Crocodile Gold, for directors, officers, employees and consultants. The ownership-based compensation scheme provided for the issuance of share options to acquire up to 10% of the Crocodile Gold’s issued and outstanding capital. Similarly, Old Newmarket Gold had a stock option plan which was also administered by the board of Old Newmarket Gold, who determined the various terms, exercise price and other attributes of any options granted under the Old Newmarket Gold stock option plan. Under the terms of the Old Newmarket Gold stock option plan, a fixed number of common shares were reserved for issuance.

At the annual and special meeting of the Crocodile Gold shareholders for the years ended December 31, 2013 and 2010, shareholders of Crocodile Gold approved the adoption of a share compensation plan pursuant to which the board of directors of Crocodile Gold were authorized to issue up to 663,120 common shares to encourage the recruitment and retention of key persons. During the year ended December 31, 2014, Crocodile Gold allocated 201,392 common shares out of a total of 202,007 shares available for issuance under the share compensation plan to directors, officers, and employees of Crocodile Gold. The allocated shares were granted on December 23, 2014 and issued from treasury on a quarterly basis in four equal installments beginning on January 23, 2015, provided the individual remains contracted to the Crocodile Gold (or successor) at the date the shares are vested and released.

During the year ended December 31, 2015, a total of 166,087 common shares were released under this plan. The remaining 35,305 shares issuable under the plan were forfeited in 2015. As a result of the completion of the Arrangement, no further shares are issuable under this compensation plan.

Newmarket Gold Stock Option Plan

The principal purposes of the Company’s Stock Option Plan (the “Option Plan”) is to secure for Company and its shareholders the benefits of incentive inherent in the share ownership by the directors, key employees and consultants of the Company and its subsidiaries who, in the judgment of the Board, will be largely responsible for its future growth and success. The Option Plan is meant to aid in retaining and encouraging employees and directors of exceptional ability through the opportunity to acquire a proprietary interest in Newmarket Gold.

The following is a summary of the key terms of the Option Plan:

•

The Option Plan provides for the issuance of options to employees, directors or officers of the Company or any of its subsidiaries or affiliates, consultants, and management company employees, and, except in relation to a consultant company, includes a company that is wholly- owned by such persons.

•

The aggregate number of Common Shares available at all times for issuance under the Option Plan or any other security based compensation arrangements (pre-existing or otherwise) shall not exceed 20,000,000 Common Shares. Any option which has been cancelled or terminated prior to exercise in accordance with the terms of the Option Plan will again be available under the Option Plan.

•	The exercise price per Common Share shall be determined by the Board, but, in any event, shall not be lower than the market price of the Common Shares on the date of grant of the options.

•

The period within which options may be exercised and the number of options which may be exercised in any such period are determined by the Board at the time of granting, however, the maximum term of any options awarded under the Option Plan is five (5) years.

•

In the event that the expiry of an option falls within, or within two (2) days of, a trading blackout period imposed by the Company, the expiry date of the option shall be automatically extended to the tenth (10th) business day following the end of the blackout period.

•	An option holder will have, in all cases subject to the original option expiry date and any determination otherwise by the Board:

o	in the event of retirement, a twelve (12) month period to exercise his/her options, which will automatically vest;

o	in the event of resignation, ninety (90) days to exercise his/her options that have vested;

o	in the event of the death or disability of an option holder, all options will vest and the option holder will have twelve (12) months to exercise his, her, or its options;

o

in the event of termination without cause of an option holder, the option holder will have ninety (90) days to exercise his, her, or its options which have vested, but any unvested options will become void; and

o

in the event of termination with cause, immediate termination of the options, except as may be set out in the option holder’s option commitment or as otherwise determined by the Board in its sole discretion.

•

In the event of a change of control, the vesting of all options and the time for the fulfilment of any conditions or restrictions on such vesting shall be accelerated to a date or time immediately prior to the effective time of the change of control and the Board, in its sole discretion, may authorize and implement any one or more of the following additional courses of action:

o	terminating without any payment or other consideration, any options not exercised or surrendered by the effective time of the change of control;

o

causing the Company to offer to acquire from each option holder his or her options for a cash payment equal to the in-the-money amount, and any options not surrendered or exercised by the effective time of the change of control will be deemed to have expired; and

o

an option granted under the Option Plan be exchanged for an option to acquire, for the same exercise price, that number and type of securities as would be distributed to the option holder in respect of the Company’s common shares issued to the option holder had he or she exercised the option prior to the effective time of the change of control, provided that any such replacement option must provide that it survives for a period of not less than one year from the effective time of the change of control, regardless of the continuing directorship, officership or employment of the option holder.

For greater certainty, and notwithstanding anything else to the contrary contained in the Option Plan, the Board shall have the power, in its sole discretion, in any change of control which may or has occurred, to make such arrangements as it shall deem appropriate for the exercise of issued and outstanding options including, without limitation, to modify the terms of the Option Plan and/or the options as contemplated above. If the Board exercises such power, the options shall be deemed to have been amended to permit the exercise thereof in whole or in part by the option holder at any time or from time to time as determined by the Board prior to or in conjunction with completion of the change of control.

•

The grant of options under the Option Plan is subject to the number of shares: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of the Company, at any time, under the Option Plan, or when combined with all of the Company’s other security based compensation arrangements, shall not exceed 10% of the total issued and outstanding Common Shares, respectively.

•

The Board may delegate, to the extent permitted by applicable law and by resolution of the Board, its powers under the Option Plan to a compensation committee of the Board, or such other committee as the Board may determine from time to time.

•	The amendment provisions of the Option Plan provide the Board with the power, subject to the requisite regulatory approval, to make the following amendments to the provisions of the Option Plan and any option commitment without shareholder approval (without limitation):

o	amendments of a housekeeping nature;

o	the addition or a change to any vesting provisions of an option;

o	changes to the termination provisions of an option or the Option Plan which do not entail an extensions beyond the original expiry date;

o	the addition of a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Common Shares from the Option Plan reserves; and

o	amendments to reflect changes to applicable securities or tax laws.

However, any of the following amendments require shareholder approval:

o	reduction of the exercise price of an option, cancelling and reissuing an option, or cancelling an option in order to issue an alternative entitlement;

o	amending the term of an option to extend the term beyond its original expiry date;

o	materially increasing the benefits to the holder of options who is an insider to the material detriment of the Company and its shareholders;

o	increasing the number of Common Shares or maximum percentage of Common Shares which may be issued pursuant to the Option Plan (other than by virtue of adjustments permitted under the Option Plan);

o	permitting options to be transferred other than for normal estate settlement purposes;

o	removal or exceeding of the insider participation limits;

o	materially modifying the eligibility requirements for participation in the Option Plan; or

o	modifying the amending provisions of the Option Plan.

Newmarket Gold Share Unit Plan

The purpose of the Company’s Share Unit Plan (the “Share Unit Plan”) is to assist the Company in attracting, incentivizing and retaining key directors, officers, employees and consultants of the Company who are considered by the Board to be key to the growth and success of the Company, and to align the interests of key directors, officers, employees and consultants with those of the Company’s shareholders through longer term equity ownership in the Company.

The following is a summary of the key terms of the Share Unit Plan:

•	The Share Unit Plan provides for the issuance of Share Units to employees, directors or officers of the Company or any of its subsidiaries or affiliates, consultants, and management company employees, and, except in relation to a consultant company, includes a company that is wholly- owned by such persons.

•	The Share Unit Plan provides that Share Units may be granted by the Board or a compensation committee of the Board or any other committee of the Board, authorized by the Board to administer the Share Unit Plan. Share Units are units created by means of an entry on the books of the Company representing the right to receive one Common Share (subject to adjustments) issued from treasury per Share Unit. All grants of Share Units must be evidenced by a confirmation Share Unit grant letter.

•

The maximum number of Common Shares available for issuance under the Share Unit Plan or any other security based compensation arrangement (pre-existing or otherwise) shall not exceed 20,000,000 Common Shares (including the Company’s underlying outstanding Share Units). Any Common Shares subject to a Share Unit which has been cancelled or terminated in accordance with the terms of the Share Unit Plan without settlement will again be available for grant of a share unit under the Share Unit Plan.

•

The number of Share Units granted and any applicable vesting conditions are determined in the discretion of the Board or a compensation committee of the Board, with the number of Share Units granted being determined based on the closing market price of the Common Shares on the TSX on the grant date. In granting Share Units, the Board or a compensation committee of the Board may include any other terms, conditions and/or vesting criteria which are not inconsistent with the Share Unit Plan.

•

Share Units are settled by way of the issuance of Common Shares from treasury as soon as practicable following the maturity date determined by the Board or a compensation committee of the Board in accordance with the terms of the Share Unit Plan. Individuals granted Share Units who are Canadian residents or as otherwise may be designated in the Share Unit grant letter (with the exception of U.S. taxpayers) are permitted to elect to defer issuance of all or any part of the Common Shares issuable to them, provided proper notice is provided to the Board or a compensation committee of the Board in accordance with the terms of the Share Unit Plan.

•

In the event a cash dividend is paid to the Company’s shareholders on the Common Shares of the Company while a Share Unit is outstanding, each participant will be credited with additional Share Units in lieu of any cash dividends paid to shareholders, equal to the aggregate amount of any cash dividends that would have been paid to the individual if the Share Units had been Common Shares, divided by the market price of the Common Shares on the date on which dividends were paid by the Company. No cash payment will be made to a participant if cash dividends are paid to shareholders of the Company.

•	The termination provisions under the Share Unit Plan are as follows subject to any determination otherwise by the Board:

o

in the event of retirement, any unvested Share Units will automatically vest on the date of retirement and the Common Shares underlying such Share Units will be issued as soon as reasonably practical thereafter;

o

in the event of the death, any unvested share units will automatically vest on the date of death and the Common Shares underlying all Share Units will be issued to the estate of the deceased as soon as reasonably practical thereafter;

o

in the event of disability (as may be determined in accordance with the policies, if any, or general practices of the Company or any subsidiary), any unvested Share Units will automatically vest on the date on which the participant is determined to be totally disabled and the Common Shares underlying the Share Units will be issued as soon as reasonably practical thereafter;

o

in the event of termination without cause of a Share Unit holder, (i) any unvested Share Units that are not subject to performance vesting criteria will automatically vest on the date on which the individual is terminated and the Common Shares underlying the Share Units will be issued as soon as reasonably practical thereafter, and (ii) any unvested Share Units that are subject to performance vesting criteria will vest in accordance with their normal vesting schedule, except, in either case, as may otherwise be stipulated in the applicable share unit grant letter or as may otherwise be determined by the Board; and

o

in the event of termination with cause or resignation, all of the Share Units shall become void and the holder shall have no entitlement and will forfeit any rights to any issuance of Common Shares under the Share Unit Plan, except as may otherwise be stipulated in the applicable Share Unit grant letter or as may otherwise be determined by the Board or a compensation committee of the Board in its sole and absolute discretion. Share Units that have vested but that are subject to an election to set a deferred payment date shall be issued forthwith following the termination with cause or the resignation of the Share Unit holder.

•	In the event of a change of control, all unvested Share Units issued and outstanding shall automatically and immediately vest on the date of such change of control.

•

The grant of Share Units under the Share Unit Plan is subject to a restriction such that the number of Common Shares: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of the Company, at any time, under the Share Unit Plan, or when combined with all of Company’s other security based compensation arrangements, shall not exceed 10% of total issued and outstanding Common Shares, respectively.

•

The amendment provisions of the Share Unit Plan provide the Board or a compensation committee of the Board with the power, subject to the requisite regulatory approval, to make the following amendments to the provisions of the Share Unit Plan and any Share Unit grant letter without shareholder approval (without limitation):

o	amendments of a housekeeping nature;

o	the addition or a change to any vesting provisions of a Share Unit;

o	changes to the termination provisions of a Share Unit or the Share Unit Plan; and

o	amendments to reflect changes to applicable securities or tax laws.

However, any of the following amendments require shareholder approval:

o	materially increasing the benefits to the holder of any Share Units who is an insider to the material detriment of the Company and its shareholders;

o

increasing the number of Common Shares or maximum percentage of Common Shares which may be issued pursuant to the Share Unit Plan (other than by virtue of adjustments permitted under the Share Unit Plan);

o	permitting share units to be transferred other than for normal estate settlement purposes;

o	removal or exceeding of the insider participation limits;

o	materially modifying the eligibility requirements for participation in the Share Unit Plan; or

o	modifying the amending provisions of the Share Unit Plan.

Indebtedness of Directors and Executive Officers

None of the Company’s directors or executive officers, nor any associate of such director or executive officer is as at the date hereof, or has been, during the year ended December 31, 2015, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

No informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has had any material interest, direct or indirect, in any transaction involving the Company since January 1, 2015 or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiaries.

Additional Information

Additional information relating to the Company may be found on www.sedar.com. Additional financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the year ended December 31, 2015, which can be found on SEDAR at www.sedar.com or on the Company’s website at www.newmarketgoldinc.com. Shareholders may also request these documents from the Chief Financial Officer of the Company by phone at (604) 559-8040 or by e-mail at rdufour@newmarketgoldinc.com.

Board of Directors’ Approval

The contents of this Circular and the sending thereof to the shareholders have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Douglas B. Forster”
Douglas B. Forster
President, Chief Executive Officer and Director

Vancouver, British Columbia
April 7, 2016